UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

IMAGE ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

452439 20 1

(CUSIP Number)

Susan Tregub, Esq.

BTP Acquisition Company, LLC

10100 Santa Monica Boulevard, Suite 1250

Los Angeles, CA 90067

(310) 286-7260

Copy to:

Michael Barnes, Esq.

Barnes Law Firm PC

2425 Olympic Blvd., Suite 520E

Santa Monica, CA 90404

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 23, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This statement amends the Schedule 13D, filed by BTP Acquisition Company, LLC (“BTP”) with the United States Securities and Exchange Commission (the “SEC”) on April 6, 2007, as amended by Amendment No. 1 filed with the SEC on July 2, 2007 and further amended by Amendment No. 2 filed with the SEC on December 21, 2007, as amended (the “Amended Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Image Entertainment, Inc. (“Image”), a corporation organized under the laws of the State of Delaware. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Amended Schedule 13D.

Item 4.	Purpose of Transaction

On January 23, 2008 BTP issued a Notice of Default (“Default Notice”) to Image asserting a breach by Image of certain of Image’s covenants and obligations under the Amended and Restated Merger Agreement dated June 27, 2007 by and among BTP, Image and a wholly owned acquisition subsidiary of BTP (the “Merger Agreement”). BTP also demanded on January 23, 2008 the return of $3.0 million previously deposited into escrow by BTP in connection with previously disclosed extensions of the anticipated closing date for the Merger.

The Default Notice asserts that Image has failed to satisfy certain closing conditions for the Merger set forth in the Merger Agreement, including Image’s inability to obtain necessary approvals from its existing lender to permit the incurrence of $60 million of indebtedness to fund the cash consideration payable upon consummation of the Merger, and Image’s non-compliance with certain other covenants in the Merger Agreement. BTP also demanded assurances from Image respecting the foregoing.

Following BTP’s delivery of the Default Notice, Image delivered to BTP a notice of anticipatory breach alleging that BTP does not intend to complete the Merger. BTP has advised Image that it disputes that allegation.

BTP believes it currently is in compliance with all of its obligations under the Merger Agreement and has advised Image of that belief. BTP also has notified BTP that it reserves all rights and defenses available to it under the Merger Agreement or otherwise.

To date, Image has failed to provide BTP with any material assurances that Image can or will cure its breaches and satisfy the conditions to the consummation of the Merger under the Merger Agreement, despite written demand for such assurances. As a result, at this time BTP can provide no assurances that the Merger will be consummated under the terms set forth in the Merger Agreement or otherwise.

BTP previously disclosed certain Support Agreements entered into with certain shareholders of Image which could cause BTP and certain of its affiliates to be deemed to beneficially own the shares subject to those agreements. BTP and its affiliates previously disclaimed beneficial ownership with respect to the shares subject to such Support Agreements, and the filing of this Schedule 13D shall not be deemed an admission that BTP or any such affiliates beneficially own those shares. Such Support Agreements will terminate by their terms, upon any termination of the Merger Agreement. To the extent that the Merger Agreement is

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terminated on account of the matters set forth herein, or otherwise, BTP and its affiliates would cease to have any rights with respect to the shares subject to such Support Agreements.

Item 5.	Interest in Securities of the Issuer

(b)	The information regarding the Support Agreements set forth in Item 4 above is incorporated by this reference into this Item 5(b).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information regarding the Support Agreements set forth in Item 4 above is incorporated by this reference into this Item 6.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2008

BTP ACQUISITION COMPANY, LLC

By:	R2D2, LLC, its Manager

By:	/s/ David Bergstein
Name:	David Bergstein
Its:	Manager

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